COMMENTS RECEIVED ON 01/10/2024

FROM DANIEL GREENSPAN

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Series Equity Growth Fund, Fidelity Advisor Series Growth Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 261

1)

All funds

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

2)

All funds

“Investment Details” (prospectus)

“Non-Fundamental Investment Policies”

“The fund's investment objective is non-fundamental and may be changed without shareholder approval.”

C:

The Staff requests we consider disclosing the number of days’ notice that would be provided to a shareholder in the case of a change.

R:

Each fund’s investment objective is not fundamental. Accordingly, each fund is not subject to a shareholder notice requirement.